FENARIO, INC.
2533 N. Carson St., Suite 5018
Carson City, Nevada 89706

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about November 4, 2009 to the holders of record of shares of common stock, $0.0001 par value (the “Common Stock”), of Fenario, Inc., a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Gurpartap (Gary) Singh Basrai to the Board of Directors of the Company (the “Board”). The appointment of Mr. Singh Basrai as a director of the Company was made in connection with the Stock Purchase Agreement dated October 28, 2009 (the “Stock Purchase Agreement”) executed by and between Uziel Leibowitz, the principal shareholder, President and Chief Executive Officer of the Company ( the “Seller”) and Gurpartap (Gary) Singh Basrai (the “Purchaser”).  The Stock Purchase Agreement provided, among other things, for the sale of 5,000,000 shares of common stock of the Company (the “Purchased Shares”) by the Seller to the Purchaser (the “Purchase Transaction”) for the aggregate purchase price of $152,500.  The Purchased Shares represent an aggregate of 55.5% of the issued and outstanding share capital of the Company on a fully-diluted basis.  The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds. The Stock Purchase Agreement was signed and closed on October 28, 2009.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

Effective as of October 28, 2009, in connection with the closing of the Purchase Transaction, (i) Nathan Birnak resigned from his positions as an officer and a director of the Company, (ii) Uziel Leibowitz resigned from his positions as an officer of the Company, and (iii) the Board of Directors of the Company elected Gurpartap (Gary) Singh Basrai to serve as a director and as President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer and Secretary of the Company.  No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders.

The information contained in this Information Statement concerning Gurpartap (Gary) Singh Basrai has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principal of the Company assumes the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to October 28, 2009. The principal executive offices of the Company are currently located at 2533 N. Carson St., Suite 5018 Carson City, Nevada 89706.

GENERAL

There are currently 9,000,000 shares of Common Stock outstanding. As a result of the consummation of the transaction contemplated by the Stock Purchase Agreement, the Board consists of two members, Gurpartap (Gary) Singh Basrai and Uziel Leibowitz.  Mr. Leibowitz will resign as a director of the Company effective ten days after the mailing of this Information Statement, and following such date, Mr. Singh Basrai shall remain as the sole director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of November 3, 2009.

Name	Age	Positions and Offices

Gurpartap (Gary) Singh Basrai	58	President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and Director
Uziel Leibowitz	36	Director

Gurpartap (Gary) Singh Basrai, age 58, is an accomplished businessman who has owned and operated a chain of pharmacies in the Fremont, California area for over 30 years.  He is the former President of the Alameda Count Pharmacist Association and a Past Executive Board member of the Alameda Alliance for Health, a company which provides health care coverage to over 100,000 children and adults.  In addition, Mr. Basrai is an active consultant to several Intermediate Care Facilities as well as the Fremont Surgery Center. Mr. Basrai holds a Doctorate of Pharmacy from the UOP School of Pharmacy

Uziel Leibowitz, age 36, currently owns and operates a small medical billing consulting firm and has been doing so since the spring of 2001.  His area of expertise is assisting start- up medical practice implement effective medical billing software.  To assist his clients, Mr. Uziel employs various medical billing software systems. Prior to starting his own consulting business in Jerusalem, Israel, Uziel worked as a medical biller at the office of Dr. David Cohen in Jerusalem, Israel during the period of 1999 through the summer of 2001.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our directors or officers.

Prior to the appointment of Mr. Basrai, he was not a director of, nor did he hold any position with the Company. Mr. Basrai has consented to serve as a director of the Company, to the best of its knowledge, Mr. Basrai (i) does not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor has he had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company filed its Form 8-A on November 3, 2009 and therefore was not subject to the provisions of Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder prior to such date.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees.  The Board is of the opinion that such committees are not necessary since the Company has had only two directors and, until the effective date of this Information Statement, such directors have been performing the functions of such committees.

The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

No director or officer of the Company has received compensation during the last three fiscal years. The Company does not have any employment or any similar agreements with its officers.  No options were granted to any employee or executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of November 3, 2009, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group.  Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 9,000,000 shares of Common Stock issued and outstanding.  There are no options, warrants or other securities convertible into shares of common stock.  Unless otherwise indicated, the business address of such person is c/o 2533 N. Carson St., Suite 5018 Carson City, Nevada 89706.

Officers, Directors, 5% Shareholder	No. of Shares	Beneficial Ownership

Gurpartap (Gary) Singh Basrai	5,000,000	55.5%
Uziel Leibowitz	0	0
All directors and executive officers as a group (2 person)	5,000,000	55.5%

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Stock Purchase Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Stock Purchase Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2009, pursuant to which the Seller sold the Purchased Shares to the Purchaser for the aggregate purchase price of $152,500.  The Purchased Shares represent an aggregate of 55.5% of the issued and outstanding share capital of the Company. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

-	any of our directors or officers;
-	any person proposed as a nominee for election as a director;
-	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
-	any relative or spouse of any of the foregoing persons who has the same house as such person.